UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TELECOM ARGENTINA S.A.
(Name of Issuer)

Class B Ordinary Shares
(Title of Class of Securities)

879273209
(CUSIP Number)

Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Jeffrey M. Oakes, Esq. Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG, United Kingdom Tel. No. + 44 20 7418 1386 October 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Telecom Italia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 51,312,4081
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 51,312,4081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,312,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93%
14	TYPE OF REPORTING PERSON HC, CO

1 Telecom Italia S.p.A., together with Telecom Italia International N.V., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A., the Purchaser (as defined below) and other subsidiaries.

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Telecom Italia International N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 51,312,4082
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 51,312,4082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,312,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93%
14	TYPE OF REPORTING PERSON HC, CO

2 Telecom Italia International N.V., together with Telecom Italia S.p.A.,  exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Sofora Telecomunicaciones S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,832,4083
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,832,4083
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84%
14	TYPE OF REPORTING PERSON HC, CO

3 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A.

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Nortel Inversora S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,832,408
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,832,408
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84%
14	TYPE OF REPORTING PERSON HC, CO

Item 1.  Security and Issuer

Telecom Italia S.p.A. (“TI”) hereby amends and supplements its report on Schedule 13D, as filed on October 22, 2010 and amended on March 10, 2011 (the “Schedule 13D”) with respect to the Class B shares, P$1.00 par value per share (the “Shares”), of Telecom Argentina S.A., an Argentinean corporation (the “Issuer”), a portion of which is represented by American Depositary Shares which are traded on the New York Stock Exchange (the “NYSE”).  The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina.  Unless otherwise indicated, capitalized terms used in this Amendment No. 2 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment relates to the block trade in the Acquired Shares (as defined below) executed on October 27, 2011 (the “Purchase”) by MBA Lazard Sociedad de Bolsa S.A. (“MBA Lazard”), in the name and on behalf of Inversiones Milano S.A., a subsidiary of TI (which owns 10% of its capital stock) and Telecom Italia International (which owns 90% of its capital stock), in the process of changing its corporate name to Tierra Argentea S.A. (the “Purchaser”), as described in Item 4 below.  Through the Purchase,14,480,000 Shares were purchased (the “Acquired Shares”), with settlement for such Acquired Shares taking place on November 1, 2011 and the aggregate purchase price for the block trade in the Acquired Shares was Ps 296,840,000. The funds used to purchase the Acquired Shares were provided under a senior secured credit facility dated as of October 25, 2011 (the “Credit Agreement”) with BBVA Banco Francés S.A., as arranger and agent and initial lender, to be secured by a pledge over the Acquired Shares as well as other security. The Credit Agreement is attached hereto as Exhibit 1.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

Under an instruction letter dated October 25, 2011 (the “Instruction Letter”), the Purchaser authorized MBA Lazard to purchase up to 17.3 million Shares in a block trade and agreed to pay to MBA Lazard a fee equal to 1% of the Purchase Price (as defined below), plus VAT and related expenses, upon completion of the Purchase. In accordance with the Instruction Letter, on October 27, 2011 the Purchaser gave an irrevocable purchase order (the “Purchase Order”) to MBA Lazard confirming the proposed acquisition of up to 14.5 million Shares at a maximum price of Ps 20.50 per Share. On the same day MBA Lazard, in the name and on behalf of the Purchaser, purchased 14,480,000 Shares at a price of Ps 20.50 per Share, for a total purchase price of Ps 296,840,000 (the “Purchase Price”), from Mandatos PPP S.A.

TI has indirectly purchased the Acquired Shares in order to increase its economic interest in the Issuer, following the acquisition of an indirect control stake in October 2010. The Purchase does not affect TI’s indirect control of the Issuer.

As disclosed previously, TI, TII or one of their subsidiaries or affiliates may at any time, if and when opportunities arise, make further purchases of equity interests in Sofora, Nortel or the Issuer through open market or privately negotiated transactions or otherwise, which may further increase their direct or indirect stake in the Issuer.

The foregoing description of the Instruction Letter and the Purchase Order does not purport to be complete and is subject to, and qualified in its entirety by, the English language summary of the Instruction Letter and the Purchase Order, which is attached hereto as Exhibit 2 and is incorporated by reference herein.

Except as set forth herein and in the Schedule 13D, none of TI, TII, Sofora or Nortel has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

(a)           Following completion of the Purchase, TI indirectly controls 51,312,408 Shares.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

(b)           Nortel has sole power to vote and to dispose of 36,832,408 Shares and the Purchaser has sole power to vote and to dispose of 14,480,000 Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following information.

As described in Item 4 above, the Instruction Letter and the Purchase Order relate to the acquisition by MBA Lazard of Shares in the name and on behalf of the Purchaser, and provide for payment by the Purchaser to MBA Lazard of a fee equal to 1% of the Purchase Price plus VAT and expenses. Upon completion of the Purchase, MBA Lazard will also receive from the Purchaser a fee equal to 0.25% of the Purchase Price as consideration for the advisory services performed in relation to the Purchase.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 1: Credit Agreement dated October 25, 2011 between Inversiones Milano S.A. and BBVA Banco Francés S.A., as arranger and agent, and the banks and financial institutions named therein as Lenders.

Exhibit 2: English language summary of the Instruction Letter and the Purchase Order, dated as of October 25, 2011 and October 27, 2011, respectively, between the Purchaser and MBA Lazard.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2011
Date

/s/ Antonino Cusimano
Signature

Antonino Cusimano General Counsel TELECOM ITALIA S.P.A.

October 31, 2011
Date

/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

October 31, 2011
Date

/s/ Franco Livini
Signature

Franco Livini Chairman of the Board of Directors SOFORA TELECOMUNICACIONES S.A.

October 31, 2011
Date

/s/ Franco Livini
Signature

Franco Livini Chairman of the Board of Directors NORTEL INVERSORA S.A